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Women-ownedMinority-owned
De L'or Cakery

Bakery

36-46 37th Street
Long Island CIty, NY
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $10,000 invested.
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THE PITCH
De L'or Cakery is seeking investment to continue to scale and grow my bakery business.
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OUR MISSION

De L'or Cakery aims to share an ever-expanding range of joyful, tantalizing, and truly global flavors to enliven the taste buds while channeling profits
back into the local community.

OUR STORY

De L'or Cakery's is a purveyor of exotic sweets connecting every dessert lover in the USA to new flavors. We bring tantalizing joy to your celebratory
occasions while motivating families to embrace their bakehouse. We believe that our customers deserve only the very best, so we only use the
highest quality organic ingredients sourced worldwide.

Since 2016, Kayisha Thompson has invested $25,000 of her personal funds and has committed considerable time to enhancing both her baking and
business skills.
De L'or Cakery survived the pandemic economically and diversified revenue by offering live cooking and baking courses, growing a cookie mix line,
and creating on-demand video baking and cooking courses.
We recently pivoted to shipping our exotic cakes in the form of cake jars and were recently given placement on the Amazon platform.
THE OPPORTUNITY

De L'or Cakery continuously evaluates the market exploring multiple streams of revenue:

Increase sales to garner the funding to lease a small warehouse with a kitchen to house our apprenticeship program
The front of the warehouse will be used to sell cupcakes and brownies (plant-based options) and take orders for custom cupcakes while focusing on
manufacturing our cake jars and cookie mixes
Expand our cookie mix & cake jar product line to offer school campaigns supporting after-school enrichment programs
THE TEAM
Kayisha Thompson
Founder & Cake Executive Officer
APRIL 2016

Opened

De L'o Cakery established

MAY 2019
Incorporated

De L'o Cakery registered with NY as an S-Corp

JULY 2021

Relocated to commercial kitchen space

OCT 2021

Cookie mix recipes and packaging completed

APRIL 2022

First wholesale client supplied

JULY 2022
Capital Raise

Launch campaign on Mainvest to support the growth of the business

PITCH DECK
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PRESS
Fiverr Awards $24K To Five Black-Owned Businesses In Its Business Accelerator Fellowship

Companies continue to create opportunities and resources for Black entrepreneurs, and now Fiverr — an Israeli online freelancer platform — is one of the latest to support.

Freelance Platform, Fiverr, Awards $24K To Black-Owned Start-Ups

Fiverr — an Israeli online freelancer platform —has awarded five Black start-up firms $24K through its Future Collective Fellowship Program to help expand their business.

Cake Decorating Business Success

Learn the secrets to cake decorating business success from Kayisha Thompson, an accomplished cake decorator, and business owner.

Dessert bar in City Island raises funds for nonprofit

Cupcakes, cake pops and other sweet treats helped raise money for the nonprofit "Hey There Beautiful" Saturday at the Man Overboard bar in City Island.

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Famous Food Festival $5,000
Columbus Holiday Market $14,000
Vegandale Festival $4,500
Mainvest Compensation $1,500
Total $25,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $235,204 $352,806 $388,087 $426,896 $469,586

Cost of Goods Sold $120,807 $181,210 $199,331 $219,264 $241,190

Gross Profit $114,397 $171,596 $188,756 $207,632 $228,396

EXPENSES

Rent $15,000 $15,375 $15,759 $16,152 $16,555
Utilities $9,000 $9,225 $9,455 $9,691 $9,933
Insurance $5,000 $5,125 $5,253 $5,384 $5,518
Equipment Lease $4,000 $4,100 $4,202 $4,307 $4,414
Repairs & Maintenance $10,000 $10,250 $10,506 $10,768 $11,037
Legal & Professional Fees $10,000 $10,250 $10,506 $10,768 $11,037
Operating Profit $61,397 $117,271 $133,075 $150,562 $169,902

This information is provided by De L'or Cakery. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement
2021 Balance Sheet
2021 Income Statement
De L'or Cakery Business Plan June 2022.pdf
Kayisha Thompson DELORCAKERY MINIMAL DECK.pptx
Investment Round Status
Target Raise $25,000
Maximum Raise $40,000
Amount Invested $0
Investors 0
Investment Round Ends December 2nd, 2022
Summary of Terms
Legal Business Name DE L'OR CAKERY
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested
1.8×
Investment Multiple 1.6×
Business's Revenue Share 2%-3.2%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date March 31st, 2028
Financial Condition
Other outstanding debt or equity

As of Sunday, July 17, 2022, De L'or Cakery has a debt of $0.00 and a cash balance of $100.00. In addition to the De L'or Cakery's outstanding debt and the debt raised on Mainvest, De L'or Cakery may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of De L'or Cakery to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

De L'or Cakery operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. De L'or Cakery competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from De L'or Cakery's core business or the inability to compete successfully against the with other competitors could negatively affect De L'or Cakery's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in De L'or Cakery's management or vote on and/or influence any managerial decisions regarding De L'or Cakery. Furthermore, if the founders or other key personnel of De L'or Cakery were to leave De L'or Cakery or become unable to work, De L'or Cakery (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which De L'or Cakery and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, De L'or Cakery is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

De L'or Cakery might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If De L'or Cakery is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt De L'or Cakery

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect De L'or Cakery's financial performance or ability to continue to operate. In the event De L'or Cakery ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither De L'or Cakery nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

De L'or Cakery will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and De L'or Cakery is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although De L'or Cakery will carry some insurance, De L'or Cakery may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, De L'or Cakery could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect De L'or Cakery's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of De L'or Cakery's management will coincide: you both want De L'or Cakery to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want De L'or Cakery to act conservative to make sure they are best equipped to repay the Note obligations, while De L'or Cakery might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If De L'or Cakery needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with De L'or Cakery or management), which is responsible for monitoring De L'or Cakery's compliance with the law. De L'or Cakery will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if De L'or Cakery is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if De L'or Cakery fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of De L'or Cakery, and the revenue of De L'or Cakery can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of De L'or Cakery to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by De L'or Cakery. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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